SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No.     )*

CRESCENT CAPITAL BDC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

July 15, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. N/A

(1)	NAME OF REPORTING PERSON Fidelity & Guaranty Life
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 479,630.51
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 479,630.51
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,630.51
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.53%
(12)	TYPE OF REPORTING PERSON HC

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(1)	NAME OF REPORTING PERSON Fidelity & Guaranty Life Insurance Company
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 479,630.51
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 479,630.51
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,630.51
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.53%
(12)	TYPE OF REPORTING PERSON IC

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ITEM 1 (a)	NAME OF ISSUER:

CRESCENT CAPITAL BDC, INC.

ITEM 1 (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 11100 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

	(i)	Fidelity & Guaranty Life, a Delaware corporation (“FGL”).

	(ii)	Fidelity & Guaranty Life Insurance Company, a Iowa corporation (“FGLIC”) and wholly owned subsidiary of FGL. The shares of Common Stock reported in this Schedule 13G are directly held by FGLIC.

The address of the principal business office of each of the Reporting Persons is Two Ruan Center, 601 Locust Street, 14th Floor, Des Moines, IA 50309

ITEM 2 (d)	TITLE OF CLASS SECURITIES:

Common Stock, par value $.001 per share

ITEM 2 (e)	CUSIP NUMBER:

N/A

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) or 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☒	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

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(g)	☒	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. ☐

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned: FGL has indirect beneficial ownership of 479,630.51 shares of Common Stock, which are directly held by its wholly owned subsidiary FGLIC.

(b) Percent of class: 35.53%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: FGL may be deemed to share power to vote or direct the vote with respect to 479,630.51 shares of Common Stock based on its ownership of FGLIC, which shares the power to vote or to direct the vote with respect to such shares by virtue of its direct ownership of the shares.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: FGL may be deemed to share power to dispose of or to direct the disposition of 479,630.51 shares of Common Stock based on its ownership of FGLIC, which also shares the power to dispose of or to direct the disposition of such shares by virtue of its direct ownership of the shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Item 4.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

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ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Each of the Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. N/A

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 10, 2015

FIDELITY & GUARANTY LIFE

By:	/s/ Eric L. Marhoun
Eric L. Marhoun
Executive Vice President, General Counsel and Secretary

FIDELITY & GUARANTY LIFE INSURANCE COMPANY

By:	/s/ Eric L. Marhoun
Eric L. Marhoun
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit A – Joint Filing Statement